AVENDUS CAPITAL INC.

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed Pursuant to Rule 17a-5(E)(3) Under the Securities Exchange Act of 1934
as a public document

March 31, 2022

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68226

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___04/01/21___ AND ENDING ___03/31/22___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Avendus Capital Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

455 Park Avenue, 19th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Puneet Shivam	646-707-0789	puneet.shivam@avendus.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raich Ende Malter & Co. LLP
(Name – if individual, state last, first, and middle name)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

06/23/2004		50	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Puneet Shivam_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Avendus Capital Inc._____, as of _____March 31_____, 2_022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARY JOYCE MARTINEZ
Notary Public - State of New York
NO. 01MA6264166
Qualified in Richmond County
My Commission Expires 6/25/2024

Notary Public _Mary Martinez_

Signature:

Title: Executive Director

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

TABLE OF CONTENTS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Avendus Capital Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Avendus Capital Inc. as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Avendus Capital Inc. as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Avendus Capital Inc.'s management. Our responsibility is to express an opinion on Avendus Capital Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Avendus Capital Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



RAICH ENDE MALTER & CO. LLP
We have served as Avendus Capital Inc.'s auditor since 2018.
New York, New York
June 29, 2022

AVENDUS CAPITAL INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2022

ASSETS

Cash	$	3,799,045
Accounts receivable		594,780
Due from parent		2,020,306
Prepaid expenses		79,167
Prepaid income taxes		51,182
Property and equipment, net		-
Deferred tax asset		406,608
Security deposits		169,460
Right-of-use asset		973,189
Total Assets	$	8,093,737

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	73,847
Accrued bonuses		2,760,039
Income taxes payable		250
Lease liability		991,684
Total Liabilities		3,825,820

Stockholders' Equity

Common stock -1 million shares authorized, $0.01 par value		
Class A 41,000 shares authorized, issued and outstanding		410
Class B 959,000 shares authorized, 698,000 shares issued and outstanding		6,980
Additional paid-in-capital		1,595,410
Retained earnings		2,665,117
Total Stockholders' Equity		4,267,917
Total Liabilities and Stockholders' Equity	$	8,093,737

The accompanying notes are an integral part of this financial statement.

AVENDUS CAPITAL INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED MARCH 31, 2022

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Avendus Capital Inc. (the "Company") is a Delaware Corporation formed on December 21, 2007 and is the majority owned subsidiary of Avendus Capital Private Limited, located in India. Avendus Capital Private Limited is referred (herein as the "Parent" or "Parent Company").

On January 28, 2016 the Company restructured its share capital pursuant to which the Parent Company's shareholding in the Company has been reclassified into two classes of stock: (a) Class A Common Stock having a par value of USD $0.01 and (b) Class B Common Stock having a par value USD $0.01. Each share of Class A Common Stock is entitled to both voting rights and dividend and distribution rights. Each share of Class B Common Stock is entitled to only dividend and distribution rights and no voting rights.

The Company commenced operations as a Broker/Dealer on September 28, 2010, with its membership approved on September 14, 2010, by the Financial Industry Regulatory Authority ("FINRA").

The Company earns revenues from providing investment banking with a focus on providing mergers and acquisitions and private equity fund raising solutions to companies in the information technology and outsourcing services sectors. The Company earns a large portion of its revenues from an intercompany service agreement (see Note 6, Related Party Transactions).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Cash
The Company maintains its cash accounts at Citibank and the amount is fully insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). There are times when the cash balances exceed $250,000. The cash balance at March 31, 2022 was $3,799,045. Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum. The Company exceeded the FDIC insured amount at March 31, 2022 by $3,549,045.

In accordance with ASU 2016-18, Statement of Cash Flows (Topic 230) Restricted Cash, the Company presents cash and restricted cash in the statement of cash flows as well as additional disclosure to present information about the nature of these amounts. There was no restricted cash at March 31, 2022.

Property and Equipment
The Company's property and equipment consists of office furniture and fixtures, and leasehold improvements. The cost of office furniture and fixtures and leasehold improvements at March 31, 2022, was $34,903 and $10,370, respectively, net of accumulated depreciation and amortization of $34,903 and $10,370, respectively.

Amortization and depreciation are recorded on a straight-line basis over their estimated useful lives, which is estimated at 5 years.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred Tax Benefits
US GAAP requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

US GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. US GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the statement of financial condition, and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The following table provides information about receivables from contracts with customers:

	March 31	
	2022	2021
Accounts receivable	$594,780	$325,792

Leases
The Company has elected the package of practical expedients permitted in ASC 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC 842, (b) whether classification of the operating lease would be different in accordance with ASC 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of March 31, 2020) would have met the definition of initial direct costs in ASC 842 at lease commencement. The Company made a policy election to recognize short-term lease payments as an expense on a straight-line basis over the lease term.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (continued)
The Company determines if an arrangement is a lease at the inception of the contract. The Company's operating lease is included in Right of Use Asset ("ROU"). The operating ROU asset and lease liability are generally recognized at the commencement date of the lease. The lease liability is based on the present value of future minimum lease payments over the lease term.

As the Company's lease does not provide an implicit rate, the Company utilizes an estimated incremental borrowing rate based on information available at commencement date in determining the estimated present value of future payments. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability plus unamortized initial direct costs, plus any prepaid lease payments, less the unamortized balances of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company defines a short-term lease as a lease that, at the commencement date; has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

The Company's lease agreement contains related non-lease components (e.g., utilities, taxes, etc.). The Company separates lease components and non-lease components for all underlying asset classes.

Credit Losses
The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer). The Company's revenues including but not limited to, receivables related to cost sharing fees, investment banking and financial advisory fees are impacted by the guidance.

NOTE 3 – RISKS AND UNCERTAINITIES

Risks
The Company is subject to substantial risks from, among other things, changes in the economic climate and its effect on prospective clients and their need for capital or financial advisory services offered by the Company, rapidly changing customer requirements, limited operating history, and the volatility of public markets.

Contingencies
Certain conditions may exist as of the date the financial statements are issued that may result in an additional loss to the Company but that will only be resolved when one or more future events occur or fail to occur. The Company's management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies, there are no legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings. If the assessment of a contingency indicates that it is probable and that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. There are no such accruals in these financial statements.

NOTE 4 – INCOME TAXES

The Company is a C-corp for tax purposes, and accordingly files federal, state and local income tax returns. The Company is subject to federal, states and local taxes.

The Company's current year tax provision is different than the current year statutory rate due to the bonus accrual of $2,240,000 at March 31, 2021 that is deductible for tax purposes for the year ended March 31, 2022. In addition, the Company has a current deferred tax asset as a result of a NOL carry forward for the current year ended March 31, 2022 of approximately $1.176 million.

NOTE 5 – SECURITY DEPOSIT

The security deposits at March 31, 2022 consists of $169,460 of which $162,360 is held by the landlord of the office lease. In addition, the Company has two additional security deposits totaling $7,100.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company provides services to its Parent pursuant to an "Intercompany Services Agreement" dated March 13, 2012. The Intercompany Services Agreement calls for the Company to provide support activities to the Parent in relation to presentation preparation, partner identification, prospect qualification and outreach, coordination of information flow and program management support. In addition, advisory and success fees earned by the Company are reimbursed to the Parent. At March 31, 2022 the Company has a due from Parent Company of $3,136,129 for revenue earned and a due to Parent for expense reimbursements pursuant to this agreement of $1,115,823. These two amounts have been netted to reflect a due from Parent of $2,020,306, as shown on the statement of financial condition.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is a member of FINRA, and is a subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2022, the Company had net capital of $3,706,453, which exceeded the minimum requirement of $6,173 by $3,700,280. At March 31, 2022 the Company's ratio of aggregate indebtedness to net capital was 2.50%.

NOTE 8 – LEASES

The Company has recorded lease liability for the present value of the future lease payments, using a discount rate of 6% which is the Company's estimated incremental borrowing rate for loans with similar terms. A right-of-use asset has been recorded in the amount of the lease liability. Lease costs are being recognized on a straight-line basis over the term of the lease.
Future lease payments under a non-cancellable operating lease with initial terms in excess of one year are as follows:

Years ending March 31,		
	2023	$185,007
	2024	227,701
	2025	230,559
	2026	236,900
	2027	243,414
	Thereafter	41,590
Total future lease payments		1,165,171
Less imputed interest		(173,487)
Net liability as of March 31, 2022		$991,684

NOTE 8 – LEASES (CONTINUED)

Weighted average remaining lease term	5.2 years
Weighted average discount rate	6.0%

The lease liability on the statement of financial condition amounts to $991,684 at March 31, 2022. The Company paid $227,005 in lease payments during the year.

NOTE 9 – COVID-19

The World Health Organization characterized the recent outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

NOTE 10 – RUSSIA-UKRAINE CONFLICT

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. The Company's management is continuing to monitor the situation in Ukraine and globally and assessing its potential impact on the Company's operations.

NOTE 11 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 29, 2022, which is the date the financial statements were available to be issued.